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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            HI-LO AUTOMOTIVE, INC.
                           (NAME OF SUBJECT COMPANY)

                          SHAMROCK ACQUISITION, INC.
                         A WHOLLY OWNED SUBSIDIARY OF
                           O'REILLY AUTOMOTIVE, INC.
                                   (BIDDERS)

                                 COMMON STOCK
                        (TITLE OF CLASS OF SECURITIES)

                                 428939D 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DAVID E. O'REILLY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           O'REILLY AUTOMOTIVE, INC.
                              233 SOUTH PATTERSON
                             SPRINGFIELD, MO 65802
                                (417) 862-2674
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH A COPY TO:
                                PETER C. KRUPP
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                       333 WEST WACKER DRIVE, SUITE 2100
                            CHICAGO, ILLINOIS 60606
                                (312) 407-0700

                               DECEMBER 24, 1997
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
    $48,813,229.20                                            $9,762.65
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*  For purposes of calculating the filing fee only. This calculation assumes the purchase of 11,221,432 shares of Common Stock, par value $.01 per share (the "Common Stock," including the associated preferred stock purchase rights (the "Rights, and together with the Common Stock, the "Shares"), of Hi-Lo Automotive, Inc. (the "Company") at $4.35 net per share in cash. Such number of Shares represents all the Shares outstanding as of December 15, 1997, plus Shares which may be issued upon the exercise of outstanding employee stock options and pursuant to the Company's employee stock purchase plan.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Shamrock Acquisition, Inc. for such number of shares.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
  Amount Previously Paid: Not applicable.
  Filing Party: Not applicable.
  Form or Registration No.: Not applicable.
  Dated Filed: Not applicable.

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

                                 14D-1 AND 13D

 CUSIP No. 428939D 10 0



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 1 NAMES OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  SHAMROCK ACQUISITION, INC.

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS
  BK

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  DELAWARE

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  0

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  0%

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10 TYPE OF REPORTING PERSON
  CO

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                                       2

                                 14D-1 AND 13D

 CUSIP NO. 428939D 10 0



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 1 NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   O'REILLY AUTOMOTIVE, INC.

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)[_]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS
  BK

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  MISSOURI

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  0

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  0%

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10 TYPE OF REPORTING PERSON
  CO

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                                       3

  This statement relates to a tender offer by Shamrock Acquisition, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of O'Reilly Automotive, Inc., a Missouri corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") of Hi-Lo Automotive, Inc., a Delaware corporation, at $4.35 per Share net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit(a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Hi-Lo Automotive, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2575 West Bellfort, Houston, Texas 77054.

  (b) The information set forth in the Introduction to, and in Section 1, "Terms of the Offer," of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  This Statement is being filed by the Purchaser and Parent. The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," and Schedule I, "Information Concerning the Directors and Executive Officers of Parent and the Purchaser," of the Offer to Purchase is incorporated herein by reference.

  (a)-(d) and (g) The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of each executive officer and director of the Purchaser and Parent is set forth in Schedule I of the Offer to Purchase.

  (e) and (f) During the last five years, neither the Purchaser, Parent nor any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, or finding any violation of federal or state securities laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
     SUBJECT COMPANY.

  (a) and (b) The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," and Section 10, "Background of the Offer; Contacts with the Company," of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b) The information set forth in Section 13, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger; Plans for the Company," and Section 13, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration; Margin Regulations," of the Offer to Purchase is incorporated herein by reference.

  Other than as set forth in the Introduction to, or the above-referenced sections of, the Offer to Purchase, Purchaser has no plans or proposals that relate to, or would result in, any transaction, change or other occurrence with respect to the Company or the Shares that is set forth in any of paragraphs (a) through (g) of Item 5 of the Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," and Section 12, "The Merger Agreement; Confidentiality Agreement," of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction to, and in Section 9, "Certain Information Concerning the Purchaser and Parent," Section 10, "Background of the Offer; Contacts with the Company," and Section 12, "The Merger Agreement; Confidentiality Agreement," of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9, "Certain Information Concerning the Purchaser and Parent," including the financial statements and the notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in the Introduction to, and in Section 11, "Purpose of the Offer and the Merger; Plans for the Company," of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in the Introduction to, and in Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7, "Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration; Margin Regulations," of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) Reference is hereby made to the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein by reference in their entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1)    Offer to Purchase, dated December 24, 1997.
     (a) (2)    Letter of Transmittal.
     (a) (3)    Notice of Guaranteed Delivery.
     (a) (4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a) (5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a) (6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a) (7)    Text of Joint Press Release, dated December 23, 1997, issued by O'Reilly Automotive, Inc. and Hi-Lo
                Automotive, Inc.
     (a) (8)    Form of Summary Advertisement, dated December 24, 1997.
     (b)        Commitment Letter, dated December 20, 1997, among O'Reilly Automotive, Inc., NationsBank N.A. and
                NationsBanc Montgomery Securities, Inc.
     (c) (1)    Agreement and Plan of Merger, dated as of December 23, 1997, among O'Reilly Automotive, Inc., Sham-
                rock Acquisition, Inc. and Hi-Lo Automotive, Inc.
     (c) (2)    Confidentiality Agreement, dated as of November 26, 1997, among O'Reilly Automotive, Inc., Hi-Lo Au-
                tomotive, Inc. and SBC Warburg Dillon Read, Inc.
     (d)        None.
     (e)        Not applicable.
     (f)        None.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Shamrock Acquisition, Inc.

                                             /s/ David E. O'Reilly
                                          By: ___________________
                                             Name: David E. O'Reilly
                                             Title: President
Dated: December 23, 1997

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          O'Reilly Automotive, Inc.

                                             /s/ David E. O'Reilly
                                          By: ___________________
                                             Name: David E. O'Reilly
                                             Title: President and Chief
                                             Executive Officer
Dated: December 23, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
 (a)(1)  Offer to Purchase, dated December 24, 1997.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute W-9.
 (a)(7)  Text of Joint Press Release, dated December 23, 1997, issued by
         O'Reilly Automotive, Inc. and Hi-Lo Automotive, Inc.
 (a)(8)  Form of Summary Advertisement, dated December 24, 1997.
 (b)     Commitment Letter, dated December 20, 1997, among O'Reilly
         Automotive, Inc., Nationsbank N.A. and NationsBanc Montgomery
         Securities, Inc.
 (c)(1)  Agreement and Plan of Merger, dated as of December 23, 1997 among O'Reilly Automotive, Inc., Shamrock Acquisition, Inc. and
         Hi-Lo Automotive, Inc.
 (c)(2)  Confidentiality Agreement, dated as of November 26, 1997, among
         O'Reilly Automotive, Inc., Hi-Lo Automotive, Inc. and SBC
         Warburg Dillon Read, Inc.
 (d)     None.
 (e)     Not applicable.
 (f)     None.